SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PT Indosat Tbk.

(Name of Subject Company (Issuer))

Qatar Telecom (Qtel) Q.S.C.

Qatar South East Asia Holding S.P.C.

Indonesia Communications Pte. Ltd.

(Names of Filing Persons (Offeror))

American Depositary Shares, each of which represents fifty (50) Series B Shares,

par value Rp 100 per share

(Title of Class of Securities)

744383100

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock, Esq.

+974 4400 400

(Name, address and telephone number of person authorized to receive notices and communications)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Joseph A. Cosentino, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$863,301,674.26	$33,927.76

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 1,314,466,775, which is the maximum number of Series B Shares, par value Rp100 per share (“Series B Shares”), of PT Indosat Tbk. (including Series B Shares underlying American Depositary Shares (“ADSs”) (each of which represents fifty (50) Series B Shares)) to be purchased pursuant to the U.S. Offer for ADSs to which this Schedule TO relates and the concurrent Indonesian Offer for Series B Shares (on a combined basis) by (ii) the offer price of Rp7,388 per Series B Share (Rp369,400 per ADS), as converted into U.S. dollars based on the exchange rate between Indonesian Rupiah and U.S. dollars of Rp11,249 to US$1.00, as reported by Bank Indonesia on January 15, 2009.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,927.76

Form or Registration No.:	Schedule TO-T

Filing Parties:	Qatar Telecom (Qtel) Q.S.C. Qatar South East Asia Holding S.P.C. Indonesia Communications Pte. Ltd.

Date Filed:	January 20, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2009, as amended by Amendment No. 1 filed with the SEC on February 3, 2009 (as amended, the “Schedule TO”), by Qatar Telecom (Qtel) Q.S.C., a company organized under the laws of Qatar (“Qtel”), Indonesia Communications Pte. Ltd., a company organized under the laws of Singapore and a wholly-owned indirect subsidiary of Qtel (“ICLS” and, together with Qtel, the “Offeror”), and Qatar South East Asia Holding S.P.C., a company organized under the laws of Bahrain, a wholly-owned direct subsidiary of Qtel and the parent company of ICLS. The Schedule TO relates to the U.S. offer by the Offeror to purchase outstanding American Depositary Shares (“ADSs”), each of which represents fifty (50) Series B Shares, par value Rp100 per share (“Series B Shares”), of PT Indosat Tbk., an Indonesian company, other than ADSs held by Qtel and its affiliates and Series B Shares underlying American Depositary Shares, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase (“Offer to Purchase”) and the related Letter of Transmittal to Tender ADSs (which, as amended or supplemented from time to time, together constitute the “U.S. Offer”). Concurrently with the U.S. Offer, the Offeror offered to purchase outstanding Series B Shares, other than Series B Shares held by Qtel and its affiliates, pursuant to an Indonesian offer (the “Indonesian Offer” and, together with the U.S. Offer, the “Offers”). In the aggregate, the Offeror offered to purchase up to 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs) in the Offers on a combined basis. This Amendment is being filed on behalf of the Offeror.

The information set forth in the Offer to Purchase, including Schedules I, II and III thereto, is hereby incorporated by reference in answer to Items 1 through 12 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 11

The Offer to Purchase is hereby amended as follows:

1.	In “Section 8.B. – Certain Information Concerning the Offeror,” the paragraph under the caption “Additional information” on page 24 is hereby amended and restated in its entirety to read as follows:

“The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors, members, managers and executive officers of the Offeror and Qtel and certain of their affiliates (as applicable) are set forth in Schedules I, II and III hereto. To the best knowledge of the Offeror after due inquiry, none of the persons listed in Schedules I, II and III has, during the past five (5) years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Except as set forth in this Offer to Purchase, during the past two (2) years, neither the Offeror nor Qtel, nor, to the best of their knowledge after due inquiry, any of the persons listed on Schedules I, II and III hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to this U.S. Offer. Except as set forth in this Offer to Purchase, none of the Offeror, Qtel, any of their directors, members, managers, executive officers or affiliates, nor any of their respective associates or majority-owned subsidiaries, beneficially owns any Company securities or has effected any transactions in Company securities during the past sixty (60) days. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Offeror, Qtel or any of their subsidiaries or, to their best knowledge after due inquiry, any of the persons listed on Schedules I, II and III to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, and election of directors or a sale or other transfer of a material amount of assets.”

2.	In “Section 10 – Interest of Directors and Executive Officers,” the paragraph under the caption “Recent Securities Transactions” on page 31 is hereby amended and restated in its entirety to read as follows:

“Except as otherwise described in this Offer to Purchase, based on our records and on information provided to us by our directors, executive officers and subsidiaries, neither we nor any of our affiliates or subsidiaries nor, to the best of our knowledge after due inquiry, any of the control persons listed on Schedules I, II and III hereto, has effected any transactions involving Series B Shares or ADSs during the sixty (60) days prior to January 20, 2009.”

3.	In “Section 10 – Interest of Directors and Executive Officers,” the paragraph under the caption “Agreements, Arrangements or Understandings” on page 31 is hereby amended and restated in its entirety to read as follows:

“Except as otherwise described in this Offer to Purchase, neither we nor, to the best of our knowledge after due inquiry, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offers or with respect to any of the Company’s securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees or loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(v)	Press Release issued by Qatar Telecom (Qtel) Q.S.C. on February 18, 2009.
(a)(5)(vi)	Press Release issued by Qatar Telecom (Qtel) Q.S.C. on February 19, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of February 19, 2009 that the information set forth in this statement is true, complete and correct.

QATAR TELECOM (QTEL) Q.S.C.

By:	/s/ Dr. Nasser Marafih
Name:	Dr. Nasser Marafih
Title:	Chief Executive Officer

QATAR SOUTH EAST ASIA HOLDING S.P.C.

By:	/s/ Dr. Nasser Marafih
Name:	Dr. Nasser Marafih
Title:	Chief Executive Officer

INDONESIA COMMUNICATIONS PTE. LTD.

By:	/s/ Michael Hancock
Name:	Michael Hancock
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated January 20, 2009.*

(a)(1)(ii)	Letter of Transmittal to Tender ADSs.*

(a)(1)(iii)	Notice of Withdrawal.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(i)	Press Release issued by Qtel on June 26, 2008 (incorporated by reference to Schedule TO-C filed by Qtel on June 26, 2008).

(a)(5)(ii)	Press Release issued by Qtel on January 17, 2009.*

(a)(5)(iii)	Press Release issued by Qtel on January 20, 2009.*

(a)(5)(iv)	Summary Advertisement, dated January 20, 2009, published in the Financial Times.*

(a)(5)(v)	Press Release issued by Qtel on February 18, 2009.

(a)(5)(vi)	Press Release issued by Qtel on February 19, 2009.

(b)	Not applicable.

(d)	Share Purchase Agreement, dated June 6, 2008, between Qtel and STT Communications Ltd (incorporated by reference to Exhibit 2 to Schedule 13D/A filed by Qtel and Qtel Investment Holdings BSC on June 12, 2008). (Please note that certain portions of the Share Purchase Agreement have been omitted pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Act. A complete copy of the Share Purchase Agreement has been submitted to the Commission.)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.